Exhibit (a)(1)(G)

PRESS RELEASE

FOR IMMEDIATE RELEASE	CONTACT: Investor Relations
January 8, 2004	804-217-5897

DYNEX CAPITAL, INC.

ANNOUNCES RECAPITALIZATION PLAN

Dynex Capital, Inc. (NYSE: DX) today announced that it has filed a preliminary proxy statement and preliminary offering circular with the Securities and Exchange Commission (the SEC) in connection with a contemplated recapitalization of the Company. The proxy statement and offering circular, once final, will be mailed to Dynex Capital’s preferred shareholders, who will be entitled to vote on aspects of the proposed recapitalization plan at a special meeting of shareholders. A special meeting of common shareholders will also be held to approve certain aspects of the recapitalization, and Dynex Capital’s common shareholders will receive a separate proxy statement, once final.

The proposed recapitalization has two components:

•	an offer to exchange, at the election of the holder, each share of Series A Preferred Stock for $27.84 in principal amount of senior unsecured notes, up to an aggregate of 345,579 shares of Series A Preferred Stock, each share of Series B Preferred Stock for $28.42 in principal amount of senior unsecured notes, up to an aggregate of 481,819 shares of Series B Preferred Stock, and each share of Series C Preferred Stock for $34.80 in principal amount of senior unsecured notes, up to an aggregate of 479,512 shares of Series C Preferred Stock. The Senior Notes will bear interest at an annual rate of 9.50%, with interest payable semiannually, and the principal of the Senior Notes will be due and payable in full on the third anniversary of their issuance. The terms of the Senior Notes are disclosed in more detail in the offering materials.

•	an amendment of Dynex Capital’s articles of incorporation to, among other things:

•	eliminate the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock by converting each Series into a new Series D Preferred Stock. Each share of Series A Preferred Stock will convert into 2.784 shares of Series D Preferred Stock, each share of Series B Preferred Stock will convert into 2.842 shares of Series D Preferred Stock, and each share of Series C Preferred Stock will convert into 3.480 shares of Series D Preferred Stock. As part of the conversion, Common Stock will also be issued at a ratio of 0.6373 shares of Common Stock for each share of Series A Preferred Stock converted, 0.6506 shares of Common Stock for each share of Series B Preferred Stock converted, and 0.7967 shares of Common Stock for each share of Series C Preferred Stock converted;

•	provide for the conversion of the Series D Preferred Stock into senior unsecured notes if the dividends are in arrears for more than two quarters or Dynex Capital fails a shareholders’ equity test; and

•	provide for permanent representation for the Series D Preferred shareholders on the board of directors of Dynex Capital.

The Series D Preferred Stock will have an issue price and conversion price of $10.00 per share, accrue dividends at the rate of $0.95 per annum, and will have a conversion ratio of one share of Series D Preferred Stock for one share of Common Stock. The Series D Preferred Stock will be convertible at the option of the holder and upon certain conditions being met, convertible at the option of Dynex Capital.

THE COMPLETION OF THE RECAPITALIZATION PLAN IS SUBJECT TO, AMONG OTHER THINGS, THE APPROVAL OF TWO-THIRDS OF THE OUTSTANDING SHARES OF EACH CLASS OF PREFERRED STOCK, THE APPROVAL OF THE COMMON SHAREHOLDERS, AND THE EXCHANGE OF PREFERRED STOCK FOR A MINIMUM OF $10 MILLION OF SENIOR UNSECURED NOTES. A PRELIMINARY PROXY STATEMENT SEEKING APPROVAL FROM THE COMMON SHAREHOLDERS WILL BE FILED SEPARATELY.

Dynex Capital has filed a preliminary proxy statement and preliminary Schedule TO with the SEC with respect to the recapitalization plan. Any solicitation of proxies will only be made pursuant to a definitive proxy statement that is filed with the SEC and mailed to shareholders. In addition, Dynex Capital has not commenced the exchange offer that is referred to in this press release. Upon commencement of the exchange offer, Dynex Capital will file with the SEC an amended Schedule TO and related exhibits, including an offering circular, letters of transmittal and other related documents that will be mailed to holders of the Series A, Series B and Series C Preferred Stock.

DYNEX CAPITAL URGES PREFERRED SHAREHOLDERS TO REVIEW THE OFFERING CIRCULAR, SCHEDULE TO, PROXY STATEMENT AND OTHER RELATED DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION RELATED TO THE RECAPITALIZATION TRANSACTION, INCLUDING THE EXCHANGE OFFER AND THE SERIES D CONVERSION. THESE DOCUMENTS WILL BE AVAILABLE WITHOUT CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. A FREE COPY OF THESE DOCUMENTS MAY ALSO BE OBTAINED FROM DYNEX CAPITAL OR ITS INFORMATION AGENT. SHAREHOLDERS SHOULD READ THE OFFERING CIRCULAR, SCHEDULE TO, PROXY STATEMENT AND RELATED INFORMATION CAREFULLY BEFORE MAKING ANY DECISION ON HOW TO VOTE AT THE SPECIAL MEETING OR WHETHER TO TENDER THEIR SHARES IN THE EXCHANGE OFFER.

The Company’s Board of Directors will not make any recommendation to its preferred shareholders as to whether or not they should tender any preferred shares pursuant to the exchange offer. Certain members of the Company’s Board of Directors have informed the Company that they will participate in the exchange offer. The Board of Directors will unanimously recommend to the shareholders that they vote “FOR” the amendment to Dynex Capital’s articles of incorporation and the aspects of the recapitalization to be voted on by the common shareholders

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex. The solicitation of offers to buy shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of Dynex will only be made pursuant to the Offering Circular and other offer documents, which will be delivered to all of the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, at no expense to them.

Dynex Capital, Inc. is a financial services company that elects to be treated as a real estate investment trust (REIT) for federal income tax purposes.

Note: This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. The words “believe”, “expect”, “forecast”, “anticipate”, “estimate”, “project”, “plan”, and similar expressions identify forward-looking statements that are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Dynex Capital’s actual results and timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements as a result of unforeseen external factors. As discussed in Dynex Capital’s filings with the SEC, these factors may include, but are not limited to, changes in general economic and market conditions, disruptions in the capital markets, fluctuations in interest rates, the accuracy of subjective estimates used in determining the fair value of certain financial assets of Dynex Capital, the impact of recently issued financial accounting standards, increases in costs and other general competitive factors.

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